Exhibit 99.1

NLS Pharmaceutics Announces New Preclinical Data for AEX-2, Expanding the Therapeutic Potential of its Non-Sulfonamide Dual Orexin Receptor Agonist Platform

Zürich, Switzerland – February 27, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), in collaboration with Aexon Labs Inc. ( “Aexon Labs”), is pleased to announce new preclinical findings on AEX-2, reinforcing its potential as a first-in-class non-sulfonamide dual orexin receptor agonist (“DOXA”) for narcolepsy and related neurological disorders. These results build upon the Company’s multi-target neurodegenerative strategy, which also includes AEX-41, demonstrating a novel and promising approach to addressing sleep disorders, neuroinflammation, and metabolic dysfunction.

Key Preclinical Findings on AEX-2 (20 mg/kg, IP)

Recent preclinical advancements have demonstrated the multi-target potential of DOXA compounds, including AEX-41 and AEX-2, in redefining sleep-wake regulation and neuroprotection. In orexin-deficient mouse models, these compounds exhibited strong wake-promoting effects and sleep-wake cycle stabilization, reinforcing their potential as next-generation therapeutics. Key findings include:

●	Wakefulness Enhancement: AEX-2 significantly increased total wake duration while maintaining a stable wake architecture, avoiding excessive fragmentation.

●	REM Sleep Preservation: Unlike traditional stimulants, AEX-2 regulated rapid eye movement (“REM”) sleep dynamics, minimizing undesired suppression and sleep rebound effects.

●	Reduction in Cataplexy: AEX-2 effectively reduced the frequency and duration of cataplexy episodes, a crucial advancement for treating narcolepsy type 1 (NT1).

These data underscore the potential of AEX-2 as a safer and more targeted alternative to existing orexin-based therapies, such as TAK-994 and TAK-861, which have been hindered by safety concerns.

Expanding the AEX Platform: AEX-2 and AEX-41 in Neurodegeneration and Metabolic Disorders

Beyond narcolepsy, NLS Pharmaceutics and Aexon Labs are advancing AEX-2 and AEX-41 into new therapeutic areas, leveraging their multi-target mechanisms that extend to neuroinflammatory and metabolic pathways.

●	Targeting Neuroinflammation: Recent discoveries highlight AEX compounds’ engagement with the Sigma-1 receptor, which plays a key role in neuroprotection, synaptic plasticity, and REM sleep regulation.

●	Potential in ALS and Neurodegenerative Diseases: Sigma-1 receptor modulation, combined with orexin receptor activation, suggests AEX-41 may have applications in ALS and Parkinson’s disease, particularly in preserving motor function and reducing neuroinflammation.

●	Addressing Diabetes-Associated Neurological Disorders (“DANS”): Given the link between orexin signalling, metabolic regulation, and sleep disorders, the multi-target properties of DOXA compounds such as AEX-2 and AEX-41 could provide new therapeutic avenues for diabetes-related neuropathy and cognitive decline.

Aexon Labs, known for its cutting-edge computational chemistry and AI-driven drug discovery, has played a key role in optimizing these multi-target molecules, ensuring high blood-brain barrier penetration and selective receptor affinity.

Future Directions: Unlocking Multi-target Potential

Building on these breakthrough findings, NLS Pharmaceutics is advancing AEX-2 and AEX-41 into IND-enabling studies in 2025, targeting first-in-human clinical trials by 2026.

Beyond dual orexin receptor activation, these compounds engage Sigma-1 receptor modulation, cathepsin inhibition, and mitochondrial regulation, reinforcing their first-in-class potential.

To validate this multi-target strategy, additional preclinical studies are underway, including an ongoing DANS model, potentially broadening their applications beyond sleep disorders.

“The recent preclinical findings represent a key milestone for our DOXA platform,” said Eric Konofal, MD, PhD, Chief Scientific Officer of NLS Pharmaceutics. “These preliminary findings reinforce our commitment to developing neurodegenerative therapies that not only manage symptoms, but also address the underlying mechanisms of sleep and neurodegenerative disorders. With ongoing studies in DANS, we are further expanding the potential of our multitarget approach to address metabolic dysfunction and its impact on brain health.”

“We are encouraged by these recent preclinical results, which showcase the unique potential of our DOXA platform,” said Alex Zwyer, CEO of NLS Pharmaceutics. “We believe these findings not only strengthen our commitment to developing transformative neurodegenerative therapies, but they also highlight the importance of addressing the underlying mechanisms associated with sleep and neurodegenerative disorders. As we continue our studies in DANS, we are optimistic about expanding the therapeutic landscape of our multi-target approach.”

NLS Pharmaceutics plans to present the definitive results on AEX-2 and AEX-41 at the American Society for Clinical Psychopharmacology (ASCP) Annual Meeting, taking place May 27-30, 2025, at the Fairmont Scottsdale Princess in Scottsdale, Arizona. NLS Pharmaceutics’ poster presentation titled “Non-Sulfonamide Dual Orexin Receptor Agonists: Preliminary Results of AEX-41 and AEX-2 in a Mouse Model,” will be displayed on May 27-30, 2025.

About Aexon Labs

Aexon Labs is a cutting-edge biotechnology company specializing in intelligente drug discovery and computational chemistry to develop next-generation therapeutics for sleep disorders, neurodegenerative diseases, and metabolic dysfunctions. Leveraging advanced molecular modeling and multi-target drug design, Aexon Labs is at the forefront of innovative compound development, integrating dual orexin receptor activation, neuroinflammation modulation, and mitochondrial regulation.

With a strong focus on translational research, Aexon Labs is dedicated to pioneering first-in-class therapies, including its non-sulfonamide dual orexin receptor agonist (DOXA) platform, designed to restore sleep-wake balance, enhance neuroprotection, and improve metabolic homeostasis.

For more information, visit www.aexonlabs.com.

About NLS Pharmaceutics

NLS Pharmaceutics is a global biopharmaceutical company focused on developing next-generation therapies for sleep disorders, neurodegenerative diseases, and metabolic dysfunctions. Through a strategic licensing agreement with Aexon Labs, NLS is advancing a portfolio of non-sulfonamide dual orexin receptor agonists (DOXA), including AEX-2 and AEX-41, designed to restore sleep-wake balance, reduce neuroinflammation, and address metabolic dysregulation.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the DOXA platform, the potential safety and efficacy of AEX-41 and AEX-2, the development and potential applications of AEX-41 and AEX02 and timing thereof, plans to expand its research and timing thereof, and NLS’ pipeline. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS products may not be approved by regulatory agencies, NLS technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS patents may not be sufficient; NLS products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

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